ALLIED NEVADA GOLD CORP.

7961 Shaffer Parkway, Suite 5

Littleton, Colorado 80127

                December 19, 2006

VIA EDGAR AND FACSIMILE (202) 772-9220

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Donna Levy, Esq.

Re: Allied Nevada Gold Corp.

     Withdrawal Request Related to the Registration Statement on Form 10

     Filed on October 30, 2006 (SEC File No. 001-33119)

Ladies and Gentlemen:

Allied Nevada Gold Corp. (the “Registrant”) hereby requests withdrawal of its registration statement on Form 10 (SEC File No. 001-33119) filed with the Securities and Exchange Commission on October 30, 2006.

Please contact Susan Shapiro at Burns & Levinson LLP, counsel to the Registrant, at (617) 345-3310 with any questions.

Very truly yours, ALLIED NEVADA GOLD CORP.

By:	/s/ Scott A. Caldwell
Scott A. Caldwell President and Chief Executive Officer